Exhibit 3.1

AMENDMENTS TO THE
AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
DENALI CAPITAL ACQUISITION CORP.

RESOLVED, as a special resolution that the Company’s Amended and Restated Memorandum and Articles of Association be amended by deleting Article 49.7 in its entirety and replacing it with the following:

49.7 In the event that the Company does not consummate a Business Combination by July 11, 2024 (the “Termination Date”), or either (i) such earlier date as determined by the Directors or (ii) such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law. Notwithstanding the foregoing or any other provision of the Articles, without the need for any further approval of the Members, the Directors may, if requested by the Sponsor and upon five days advance notice prior to the applicable deadline, extend the Termination Date by up to nine (9) times, each by an additional one month (each, an “Extended Termination Date”), subject to the Sponsor, or its Affiliates or permitted designees, depositing in proceeds into the Trust Account on or prior to the date of the applicable deadline, the lesser of (a) an aggregate of US$20,000 or (b) US$0.02 per Public Share that remains outstanding and is not redeemed prior to any such one-month extension.